June 20, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Assistant Director

Division of Corporation Finance

Re:	Real Goods Solar, Inc.
Registration Statement on Form S-3
Filed June 7, 2017
File No. 333-218581

Dear Ms. Long:

This letter is submitted by Real Goods Solar, Inc. (the “Company”, “we”, “our”, or “us”) in response to a comment received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2017 with respect to the Company's registration statement on Form S-3 filed on June 7, 2017 with the Commission (the "Registration Statement"). The numbered paragraph and heading below correspond to the numbering and heading set forth in the comment letter. To assist in your review, the Staff's comment is highlighted in bold typeface below and is followed by the Company’s response.

General

1.	Confirm your eligibility to offer the Class A common stock upon exercise of existing warrants under General Instruction I.B.4 of Form S-3 at the form’s effective date, including delivering the required information to the warrant holders.

Company Response: We confirm that we are eligible to offer the Class A common stock upon exercise of existing warrants under General Instruction I.B.4 of Form S-3 at the form’s effective date, and the required information thereunder was sent to the warrant holders on April 21, 2017.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/ Alan Fine

Principal Financial Officer and Treasurer